

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2013

<u>Via E-Mail</u>
Adolfo Castro Rivas
Chief Executive Officer
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Bosque de Alisos No. 47A – 4 Floor
Bosques de las Lomas
05120 Mexico, D.F. Mexico

      Re: Grupo Aeroportuario del Sureste, S.A.B. de C.V.
             Form 20-F for Fiscal Year Ended December 31, 2012
             Filed April 12, 2013
             File No. 001-15132

Dear Mr. Castro:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Lyn Shenk

                              Lyn Shenk
                              Branch Chief